FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, July 12, 2016 – GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Via Varejo S.A. [BM&FBOVESPA: VVAR3 and VVAR11] announce their sales performance in the second quarter of 2016. All comparisons are with the same period of 2015, except where stated otherwise.

2Q16 Sales Performance

GPA reports net sales of R$16.7 billion in 2Q16, supported by food segment sales growth of 11.3%(1) and by acceleration in the sales recovery at Via Varejo.

Assaí:

o    Acceleration in total sales growth to 37.6%(1), led by solid double digit same-store sales growth, significantly above inflation

o    Organic growth: 1 store opened in the quarter, the first in the North region of Brazil (Manaus), 10 new stores were opened in the last 12 months

o    Store openings in 3 new States planned for the 2nd half of 2016: 6 stores are currently under construction and 2 Extra Hiper are in the process of conversion to Assaí

Extra:

o    Food category: gradual recovery in sales and progressive growth in volumes, reflecting the initial results of the commercial dynamics launched in the quarter to reinforce the banner’s image of competitive daily prices:

o    The performance of non-food categories remains negative, reflecting the adverse economic scenario

Pão de Açúcar:

o    Acceleration in sales performance in the period

o    Focus on customer satisfaction by optimizing the assortment and offering exclusive services, such as a monthly wine subscription (Viva Vinhos) and Pão de Açúcar Delivery, which registered sales growth of 18% in 2Q16

o    Inauguration of first store in the state of Bahia

Proximity:

o    Same-store sales growth remains in the double digits(1)

o    Greater selectivity in the expansion plan: prioritizing of Minuto Pão de Açúcar, with 5 new stores opened in Q2 and strong market share gains

Via Varejo:

o    Recovery in total and same-store sales supported by the implementation of strategic projects (i.e., banner conversion and mobile store-in-store) and the solid performance of the mobile phone and services segments

o    Consistent capture of market share gains in both the specialist and total markets, increasing Via Varejo’s market share to 2013 levels

Cnova Brazil:

o    Share of marketplace reaches 16.6%, advancing 774 bps from 2Q15

o    Traffic increases 21.4%, with a total of 257 million visitors in the quarter

(1) Adjusted by the calendar effect of 3.2% (2Q16) and -3.6% (1Q16) at Multivarejo and 0.7% (2Q16) and -1.0% (1Q16) at Assaí; (2) Excludes revenue from intercompany transactions; (3) Extra and Pão de Açúcar. Includes revenue from leasing of commercial centers; (4) Includes revenue from intercompany transactions.

Sales Performance – Consolidated

✓  In 2Q16, consolidated net sales amounted to R$16.7 billion, increasing 5.0% adjusted for the calendar effect, with highlight to: solid performance at Assaí, better sales trend at Multivarejo and the ongoing recovery at Via Varejo;

✓  In the Food segment (Multivarejo + Assaí), net sales advanced 11.3% adjusted for the calendar effect, which is the strongest result since 3Q14, reflecting the continued strong growth at Assaí (+37.6%) and the better sales trend at Multivarejo (+1.4%) driven by the commercial actions implemented throughout the quarter;

✓  Via Varejo continued the sales recovery observed in prior quarters to post its best performance since 1Q15, increasing 0.3%, or 2.6% on a same-store basis, which translated into market share gains;

✓  During the quarter, 9 stores were opened: 7 in the food segment (5 Minuto Pão de Açúcar, 1 Assaí and 1 Pão de Açúcar), 1 Casas Bahia and 1 Ponto Frio. A total of 59 stores were opened in the last 12 months.

Food Business (Multivarejo + Assaí)

✓  Consolidated net sales in the quarter amounted to R$9.7 billion, increasing 11.3% adjusted for the calendar effect. The result reflects the combination of the solid performance at the Assaí banner, which has been gradually expanding its contribution in food segment sales (34.4%), and the stronger sales volume at Multivarejo. The opening of 51 stores in the last 12 months also contributed to sales growth in the period;

✓  On a same-store basis and adjusted for the calendar effect, sales in the food segment advanced 7.1%, which is the fastest growth rate since 3Q14. This performance was basically driven by sales volume growth at Multivarejo over the course of the quarter, supported by the new commercial actions, and by the continued acceleration in sales at Assaí;

✓  Significant growth in the food category at Multivarejo, which registered a stronger sales trend in virtually all banners. Highlight to the gradual improvement in sales and volumes at the Extra banner along the quarter, which was supported by the new commercial dynamics launched at hypermarkets and supermarkets:

i)              “1,2,3, Passos da Economia” (1,2,3 Savings Steps): campaign launched in April that offers progressive discounts to customers that start at 20% on purchases of the first unit and increase to 33% on the third unit, to meet all of their food, home care and personal care needs.

ii)             “Hiper-feira” (Hyper-market): event launched in May that focuses on offering competitive daily prices for the Fresh Produce category; and

iii)            “O Mais Barato” (The cheapest): campaign launched in June that offers the lowest price for a selection of products that represent consumer's basic everyday needs.

✓  As in prior quarters, Assaí posted robust net sales growth of 37.6% adjusted for the calendar effect, which is the best result since 2Q14, reflecting the strong double digit same-store sales growth, driven by the excellent positioning of the format in the current economic scenario, and also by the banner’s organic growth. One store was opened in the quarter, the first in the North region of Brazil (Manaus),  totalizing 10 new stores in the last 12 months. In addition, 2 Extra Hiper stores are in the process of conversion, as part of the banner's store expansion plan for the year.

Via Varejo

✓  On a same-store basis, net sales in 2Q16 advanced 2.6%. Total sales grew 0.3%, still affected by the store closures in 2H15 and 1Q16. Sales growth in the period was supported by the strategic actions implemented, which included: (i) banner conversions (growth of 1,130 bps above Via Varejo’s average); (ii) mobile store-in-store (growth of 250 bps above Via Varejo’s average); (iii) solid performance of service revenue; and (iv) effective and unique product assortment at stores, giving the sales teams the tools needed to leverage the sales conversion rate;

✓  Via Varejo remains focused intently on accelerating its sales growth and capturing consistent market share gains. According to the Monthly Retail Survey (PMC) published by the IBGE, the furniture and electronics/home appliance market in April contracted by 4.8% compared to 2Q15, which, given the positive growth in net sales in 2Q16, suggests that Via Varejo has been gaining structural market share in the specialist and total markets, bringing its market share in both markets to the levels observed in 2013;

✓  For the coming quarters, Via Varejo will continue to focus on capturing operating efficiency gains at the stores, on its ongoing implementation of strategic projects, on improving its customer service and on monitoring its cost and expense structure in order to optimize its results and profitability for fiscal year 2016. These operational drivers, combined with the strategy based on price competitiveness and offering an effective product assortment, will further leverage its competitive advantages and the strength of Casas Bahia and Pontofrio brands.

 Cnova Brazil

✓  GMV amounted to €396 million (R$ 1,567 million) for the 2Q16, representing a y-o-y decrease on a constant currency basis of -19.3%. During the same period, the marketplace share of GMV was 16.6% (+774 basis points y-o-y). As of June 30, 2016, there were close to 3,200 marketplace vendors;

✓  Traffic rose 21.4% y-o-y to 257 million visits during the 2Q16, of which the mobile share was 43.6%;

✓  Customer service enhancements during the quarter included reducing the out of stock incidence rate (7.6%) for best-selling products, call center quality improvement and finalization of the ERP migration.

Investor Relations Contacts

GPA Tel.: +55 11 3886 0421 Fax: +55 11 3884 2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: +55 11 4225 6155 Fax: +55 11 4225 9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: +31 20 795 06 71 investor@cnova.com www.cnova.com

The information herein is preliminary, unaudited and subject to review. The information was determined based on consolidated figures and denominated in Brazilian reais, in accordance with Brazilian Corporation Law. Change and growth variations are in comparison with the same period of the previous year, except where stated otherwise.

The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months and not closed for 7 or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its brick and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brazil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, in Brazil’s general economic performance, in the industry and in international markets, and therefore are subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 12, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.